Exhibit 22.1

List of Subsidiary Guarantors

Name	State of Incorporation or Organization
Targa Energy GP LLC	Delaware
Targa Energy LP	Delaware
Targa GP Inc.	Delaware
Targa LP Inc.	Delaware
Targa Resources Finance Corporation	Delaware
Targa Resources GP LLC	Delaware
Targa Resources LLC	Delaware
Targa Resources Partners LP	Delaware